September 25, 2006                                  Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
                                                   New York, New York 10019-5820
BY EDGAR & COURIER
                                                         Main Tel (212) 506-2500
                                                         Main Fax (212) 262-1910
Susan C. Block                                            www.mayerbrownrowe.com
Securities and Exchange Commission
Division of Corporate Finance                                   PAUL A. JORISSEN
100 F Street, N.E.                                                       Partner
Washington, D.C. 20549                                 Direct Tel (212) 506-2555
                                                       Direct Fax (212) 849-5555
                                                    pjorissen@mayerbrownrowe.com

Re: Securitisation Advisory Services Pty. Limited Response to
    Comment Letter dated September 8, 2006 to Registration
    Statement (File No. 333-136516)

Dear Ms. Block:

On behalf of Securitisation Advisory Services Pty. Limited (the "Registrant"),
we submit this letter in response to the comments in your letter dated September
8, 2006 relating to the above-referenced registration statement. For your convenience, we are enclosing two courtesy copies of the Registration Statement in printed format. The versions of prospectus supplement and base prospectus contained in the courtesy copies are clean and marked to indicate changes from the previous filing.

REGISTRATION STATEMENT ON FORM S-3

General

     1.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule
          409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Accordingly, please revise to delete the phrase
          "unless otherwise specified in the prospectus supplement" and other similar, often bracketed, phrases that suggest that the assets and features described in the prospectus supplement may differ from those in the base prospectus. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

 Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles
                    New York Palo Alto Paris Washington, D.C.
     Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Susan C. Block
September 25, 2006

     RESPONSE: This change has been made to the base and prospectus supplement as requested. We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated.

     2.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
          Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

     RESPONSE: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliates of depositor has offered a class of asset-backed securities involving the same asset class as this offering.

     3.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the 'final Rule 424(b)
          prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of
          Regulation AB.

     RESPONSE: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
     prospectus.

     4.   Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

     RESPONSE: Unqualified legal and tax opinions will be filed at the time of each takedown.

     5.   Please confirm that you have provided the disclosure as required by
          Item 1100(e) of Regulation AB.

     RESPONSE: We confirm that the disclosure required by Item 1100(e) of
     Regulation AB has been provided.

     6.   Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to Item I.B.5. of Form S-3.

     RESPONSE: We confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.

Susan C. Block
September 25, 2006

     7.   Please revise the prospectus to specifically incorporate your appendices by reference.

     RESPONSE: The prospectus has been revised to specifically incorporate
     Appendix A by reference. Appendix B has been removed.

     8.   Please note that your registration statement has been referred to the
          Division of Investment Management for review and possible additional comment.

     RESPONSE: This has been noted.

PROSPECTUS SUPPLEMENT

Cover

     9.   Please identify the issuing entity on the cover page. Refer to Item
          1102(a) of Regulation AB.

     RESPONSE: This change has been made as requested.

     10.  Please revise your Item 1102(d) disclosure to clarify that the obligations are that of the issuing entity and not the issuer trustee or advise.

     RESPONSE: The second paragraph on the cover page has been revised to clarify that the obligations are that of the issuing entity and not the issuer trustee.

     11.  Please revise the cover page to include a placeholder or bracketed disclosure for identification of the forms of credit support contemplated for use with the prospectus. Your present disclosure refers investors to the summary of the supplement without providing any indication of the support to be used.

     RESPONSE: This change has been made as requested.

     12.  Please provide a placeholder for the aggregate principal amount of all securities offered. Refer to Item 1102(e) of Regulation AB.

     RESPONSE: A clarification has been made to the top of the cover page which is a placeholder for the aggregate principal amount of all securities offered.

     13.  Please explain to us what "[Initial]" interest rate refers to and how this will operate.

     RESPONSE: The reference to the "[Initial]" interest rate on the cover page refers to the fact that the interest rate will increase after the step-up date referred to on pages S-9 and S-63 of the form of prospectus supplement.

Susan C. Block
September 25, 2006

     14.  It appears that the offered notes may have either quarterly or monthly payment dates. If so, please added disclosure regarding monthly payment dates on the cover page.

     RESPONSE: This change has been made as requested.

     15.  In this regard, please confirm that you plan to file a Form 10-D with each distribution.

     RESPONSE: We confirm that a Form 10-D will be filed with each distribution unless or until reporting obligations for the trust are suspended.

     16.  Please explain to us why you have the disclosure at the bottom of the page regarding secondary market transaction by Commonwealth Bank.

     RESPONSE: This language has been removed from the bottom of the page.

Important Notice About Information ... Page S-v

     17.  We note your disclosure in the second paragraph on this page that the terms of the notes described in this prospectus may be different from the terms described in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise the prospectus supplement and base prospectus, at page 1, accordingly.

     RESPONSE: These changes have been made as requested.

     18.  Please delete the first sentence of the final paragraph on this page.
          In addition, please tell us what materials "similar" to the prospectus supplement may be delivered to potential investors.

     RESPONSE: This sentence has been removed from the prospectus supplement. A free writing prospectus would be materials "similar" to the prospectus supplement that may be delivered to potential investors.

     19.  We note your disclosure in the first paragraph on page S-vi that the characteristics of the mortgage pool may change. Please confirm this will be limited to 5% or advise.

     RESPONSE: We confirm that this will be limited to 5%. Language to this effect can be found on page S-11 of the form of prospectus supplement.

Susan C. Block
September 25, 2006

     20.  We note the first paragraph on page S-vi. Please describe the circumstances under which, and the procedures by which, classes of notes may be "split, combined or eliminated."

     RESPONSE: Classes of notes may be split, combined or eliminated in response to market conditions and investor interest, as ascertained by the underwriters between the issuance of the preliminary prospectus and the final prospectus.

     21.  Please delete the sentence that indicates that notes offered may not have the characteristics described in the prospectus or advise.

     RESPONSE: This sentence has been removed.

Disclaimers with Respect to Sales to Non-U.S. investors, page S-vii

     22.  Please confirm that you will in no event disclaim the accuracy and completeness of, or your responsibility for, the disclosure in the prospectus.

     RESPONSE: The Registrant will in no event disclaim the accuracy and completeness of, or its responsibility for, the disclosure in the prospectus.

Summary, page S-1

General

     23.  Indicate whether the issuance or sale of any class of offered securities is conditioned on the assignment of a rating by one or more rating agencies. If so, identify each rating agency and the minimum rating that must be assigned. Refer to Item 1103(a)(9) of Regulation
          AB.

     RESPONSE: Language to this effect has been included on page S-14 of the form of prospectus summary.

Summary of the Parties to the Transaction, page S-1

     24.  Please provide us with your analysis as to why you believe
          Securitization Advisory Services Pty Limited is the depositor under
          Regulation AB. Also, describe the entity as the Depositor in the body of the prospectus and prospectus supplement.

     RESPONSE: This characterization of the entity that acts as manager as the depositor for purposes of Regulation AB was confirmed by the staff in verbal conferences with this firm in relation to other Australian programs that have a similar structure to this structure and is consistent with the historic treatment of the manager as the registrant in such transactions and is consistent with the statutory definition of "registrant". Where

Susan C. Block
September 25, 2006

     appropriate in the base and prospectus supplement, language has been added to describe Securitization Advisory Services Pty Limited as the depositor
     (such as on the cover pages of the base and form of prospectus supplement, on the front page of the summary and in the sections of the base prospectus and prospectus supplement that refer to Securities Act or Securities
     Exchange Act obligations of the manager, as depositor).

     25.  Please add bracketed language confirming that you will identify any other servicers, as applicable under Item 1108 of Regulation AB.

     RESPONSE: This change has been made as requested.

Structural Diagram, Page S-3

     26.  While we note that structural changes to the transaction may require revisions, please provide a sample of the diagram you expect to provide.

     RESPONSE: A sample diagram has been included on page S-3.

Credit Enhancements, page S-8

     27.  Please include bracketed placeholders to confirm that you will identify any third parties providing credit support. Refer to Item
          1103(a)(3)(ix) of Regulation AB.

     RESPONSE: This has been made as requested.

     28.  Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item
          1103(a)(3)(ix) of Regulation AB.

     RESPONSE: A brief summary of how losses not covered by credit enhancement will be allocated to the securities has been included on page S-6 of the prospectus supplement.

     29.  Please add in an appropriate place bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the significance percentage meets the applicable thresholds.

     RESPONSE: Bracketed language to this effect is included on page S-89 in relation to the pool-level mortgage insurance policies and the liquidity facility. This has language has been clarified to include the financial information required by Item 1114(b)(1) and (2).

Optional Redemption, page S-11

     30.  While we note your optional redemption discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would

Susan C. Block
September 25, 2006

          alter the transaction structure or flow of funds. Refer to Item
          1103(a)(3)(viii) of Regulation AB.

     RESPONSE: Bracketed language to this effect has been added to page S-10.

Allocation of Cash Flows, page S-18

     31.  Please include form of disclosure or a sample illustration describing the cash flows for the notes.

     RESPONSE: A sample illustration of the cash flows for the notes has been added to page S-17.

Business Relationships, page S-41

     32.  Please revise the heading of this section to reflect the information required in Item 1119 of Regulation AB.

     RESPONSE: This change has been made as requested.

The Sponsor and Servicer, page S-42

     33.  Please add bracketed language indicating that you will provide Item
          1108 information for any other servicers, as applicable. Refer to Item
          1108(a) of Regulation AB.

     RESPONSE: This change has been made as requested on page S-45.

[Other Commonwealth Bank Subsidiaries, page S-45]

     34.  Please add a placeholder to confirm that any 10% originators other than Commonwealth, Homepath, and any subsidiaries, will be identified in the prospectus supplement.

     RESPONSE: This change has been made as requested on page S-48.

Assets of the Trust, page S-47

     35.  Please tell us what you are referring to when you say "rights under collateral securities."

     RESPONSE: A collateral security in relation to a housing loan is any security interest, guaranty, indemnity or other assurance which secures the repayment or payment of that housing loan and is in addition to the mortgage corresponding to that housing loan.

Susan C. Block
September 25, 2006

[Features of the Housing Loans], page S-50]

     36.  Please delete the bracketed language regarding additional or different housing loan product types and features. The prospectus should describe all types of potential assets.

     RESPONSE: These items have been deleted as requested. The prospectus describes all types of potential assets. However, we note that Commonwealth
     Bank's origination criteria and certain of the features of the housing loans are updated on a continuous basis and the prospectus supplement for a trust may contain updated information relating to these items.

     US Dollar Note Registrar, page S-54

     37.  Please explain to us what the initial note registrar is.

     RESPONSE: The note registrar coordinates the transfer and exchange of notes, as described in the base prospectus. The word "initial" has been removed from this description.

Principal Charge-offs, page S-76

     38.  Please revise to clarify your charge-off policy.

     RESPONSE: This section of the prospectus supplement has been revised to clarify the charge-off policy.

     39.  While we note the Historic Delinquency Experience Regarding the Pool, beginning on page A-21, please confirm that you will provide loss and delinquency information in 30/31 day buckets through charge-off.

     RESPONSE: Commonwealth Bank generally charges-off delinquent loans after
     120 days. The Historic Delinquency Experience Regarding the Pool provides loss and delinquency information in 30/31 day buckets through to loans that are 121 days or more delinquent. No loans that have been charged-off are included in the housing loan pool.

Residual Interests, page S-79

     40.  Please advise us whether or not the residual interest will be registered or exempt and how it may be transferred.

     RESPONSE: While it is not anticipated that the residual interest will be transferred, it could be exempt from registration pursuant to Section 4(2)
     of the Securities Act or Regulation S. The prior written consent of the issuer trustee and the manager and notice

Susan C. Block
September 25, 2006

     to the rating agencies are required in order to transfer the residual interest and it would most likely be transferred pursuant to a customary instrument of transfer.

The Interest Rate Swaps, page S-81

     41.  Please confirm that the reference rates for the interest rate swaps are traditional indices for interest on debt and not tied to a commodities or stock index, for example.

     RESPONSE: We confirm that the reference rates for the interest rate swaps are traditional indices for interest on debt and not tied to a commodities or stock index, for example.

     42.  Please disclose, or provided bracketed language, regarding financial information if the aggregate significance percentage is 10% or more.
          Refer to Item 1115(b) of Regulation A.B. Also disclose, or provide bracketed language, that there will be disclosure of whether the significance percentage of the derivative is less than 10%, at least
          10% but less than 20%, or 20% or more. Refer to Item 1115(a)(4) and
          Introduction to Item 1115 of Regulation AB. Similarly provide this information for currency swaps.

     RESPONSE: The depositor's modeling suggests that the significance percentage for the interest rate swaps will be well below 10% and this is reflected on page S-78. However, a bracketed placeholder has been added in relation to situations where the significance percentage is at least 10%
     but less than 20%, or 20% or more. The significance percentage for the currency swap will most likely be over 20% given that payments on notes denominated in any currency other than Australian Dollars would be subject to the currency swap, and this is reflected by the disclosure on page S-88.

[Other Swaps], page S-83

     43.  Please confirm, if true, that the swaps contemplated for use with this offering are limited to interest rate or currency swaps or tell us how an anticipated swap meets the definition of asset-backed security.

     RESPONSE: The swaps contemplated for use with this offering are limited to interest rate or currency swaps.

The Mortgage Insurance Policies, page S-94

     44.  We note that you have indicated that you will provide information required by Item 1114(b) of Regulation AB for the liquidity facility and mortgage insurance policy. Please add additional placeholders, where appropriate, to confirm that you will also provide Item 1114 information for all other forms of credit enhancement, as applicable.

Susan C. Block
September 25, 2006

     RESPONSE: This change has been made as requested.

Litigation, page S-108

     45.  Please expand your litigation discussion to address transaction parties other than the issuer trustee, as applicable, or add bracketed language. Refer to Item 1117 of Regulation AB.

     RESPONSE: This change has been made as requested.

BASE PROSPECTUS

Other Trusts, page 6

     46.  Please tell us the purpose of the Note Trust and the Note Trustee.

     RESPONSE: The Note Trust is created for the benefit of the holders of notes outside Australia. The offshore notes are constituted, issued and authenticated pursuant to the Note Trust Deed. The Note Trustee is the indenture trustee for purposes of ensuring compliance of the notes with the
     Trust Indenture Act.

The Housing Loans, page 8

     47.  Please delete the second paragraph of this section. All assets that may be included in the trust must be identified in the base prospectus.

     RESPONSE: This change has been made as requested.

Other Features of the Housing Loans, page 9

     48.  We note your disclosure that if information respecting the housing loans is not known at the time the notes are initially offered, additional information may be set forth in Form 8-K within 15 days.
          Please confirm that the updated information will be filed in a timely manner as required under Form 8-K. Please revise as necessary.

     RESPONSE: We confirm that the updated information will be filed in a timely manner as required under Form 8-K. The base prospectus includes language to the effect that if housing loans are removed from or added to the housing loan pool after the date of the applicable prospectus supplement but prior to the closing date and any material pool characteristics of the actual housing loan pool differ by 5% or more from the description of the housing loan pool in the prospectus supplement, a current report on Form 8-K describing the final housing loan pool will be filed with the Commission within four business days of the closing date.

Susan C. Block
September 25, 2006

CBA Trust, page 11

     49.  Please supplementally explain why you believe a separate "all moneys"
          trust is consistent with the discrete pool requirement of Regulation
          AB.

     RESPONSE: In certain situations, a pool asset may be secured by a mortgage which also secures other financial indebtedness. Because there is no means of separating the security between that representing the pool asset and that representing the other financial indebtedness, the other financial indebtedness is also assigned to the issuer trustee. However, as disclosed on page 10, the other financial indebtedness is held by the issuer trustee in a separate trust for the originator which is separate from the issuing entity. The other trust has no bearing on the issuing entity and as such, is consistent with the discrete pool requirement of Regulation AB.

Commonwealth Bank Residential Loan Program, page 17

     50.  Please explain to us how the loans are transferred from Commonwealth
          Bank to the issuing entity.

          RESPONSE: The housing loans are transferred to the issuing entity by way of an equitable assignment, as described under "Transfer and
          Assignment of the Housing Loans" on page 9 of the base prospectus.

     51.  We note that you have included a discussion of the underwriting processes for the pool assets. However, we are not able to locate a discussion of your actual pool selection criteria. Please revise accordingly. Refer to Item 1111(a)(4) of Regulation AB.

     RESPONSE: The pool selection criteria is contained under "Representations,
     Warranties & Eligibility Criteria" and "The Housing Loans" in the base prospectus. Page S-12 of the prospectus supplement also states that the portfolio for a particular transaction is selected from each originator's general home loan portfolio, taking into consideration geographic distribution and loan-to-value ratio distribution.

Substitution of Security, page 20

     52.  Please tell us why you believe that the substitution mechanism is consistent with the discrete pool requirement of Regulation AB.

     RESPONSE: The substitution mechanism described under "Substitution of
     Security" relates to a substitution of the real estate collateral that secures a mortgage loan, when, for example, a borrower sells their home and purchases a new home. The mortgage loan remains in the trust and as such, this is consistent with the discrete pool requirement of Regulation AB.

Susan C. Block
September 25, 2006

Redraws and Further Advances, page 21

     53.  Please supplementally describe the circumstances under which advances might exceed the scheduled principal balance of a housing loan.

     RESPONSE: The terms of the housing loans do not permit an advance to above the scheduled principal balance of a housing loan. If such an advance is requested and made, this is the equivalent of a refinancing and as such the loan comes out of the pool.

     54.  In circumstances where a further advance is made and the underlying loan remains in the asset pool, please tell us why you believe inclusion of the new loan is consistent with the discrete pool requirements of Regulation AB.

     RESPONSE: When a further advance is made under a loan, this is technically not a new loan but an advance under a revolving loan feature in an existing loan, not unlike a home equity line of credit. As such, the individual asset in the pool is revolving but the pool itself is static. This is a similar concept to other classes of asset backed securities such as credit cards which are also deemed to be consistent with the discrete pool requirements of Regulation AB.

Additional Features, page 23

     55.  Please note that all assets that may be included in the asset pool must be described in the base prospectus. Accordingly, delete this section and make appropriate revisions throughout the prospectus, as necessary.

     RESPONSE: This change has been made as requested.

Payments of Interest, page 25

     56.  Please confirm that all possible indices of interest will represent traditional indices for interest on debt. Please confirm that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.

     RESPONSE: We confirm that all possible indices of interest will represent traditional indices for interest on debt and also confirm that in no eventuality will an "index" which is not an index of interest rates for debt be used.

Payments of Principal, page 25

     57.  We note your disclosure that the prospectus supplement may specify whether all or a portion of principal collected on the housing loans may be retained by the issuer trustee and held in temporary investments for a specified period prior to being used to make payments of principal to noteholders, purchase additional

Susan C. Block
September 25, 2006

          assets for the fund, including housing loans. This appears to be a revolving period. Please revise your disclosure to address Items
          1101(c)(3)(iii) and 1111(g) of Regulation AB or advise.

     RESPONSE: This section has been revised to address Item 1101(c)(3)(iii) of
     Regulation AB. A placeholder has been included in the prospectus supplement to address Item 1111(g) of Regulation AB.

Purchase Obligations, page 48

     58.  Please revise to specifically identify the purchase obligations that may be used in connection with this prospectus.

     RESPONSE: Page 42 of the base prospectus has been revised to clarify the purchase obligations would be used in connection with the issuance of notes with a maturity of less than 397 days from the closing date and which would be eligible for purchase by money market funds.

Types of Enhancement, page 72

     59.  Please delete references to "other insurance, guarantees, and similar instruments or agreements." We view this as a catch-all. Similarly, please delete "other similar arrangements," at page 75 under "Other
          Insurance, Guarantees . . ." Alternatively, please specify and explain the operation of the instruments you are referring to. Revise throughout as necessary. Each type of credit enhancement should be described in the base prospectus.

     RESPONSE: These changes have been made as requested.

Evidence as to Compliance, page 78

     60.  Please revise to clarify that a separate servicer compliance statement is required from each servicer that meets the criteria in Item
          1108(a)(2)(i) through (iii) of this Regulation AB.

     RESPONSE: This change has been made as requested.

Insolvency Considerations, page 97

     61.  We note that the structure of the transaction is intended to "mitigate insolvency risk" and "should ensure that the housing loans are not available to the liquidator or creditors of the originator in the event of insolvency." Please expand your disclosure to provide the disclosure required in Item 1107(k)(2)-(4) of Regulation AB as to the issuing entity and the issuer trustee. Refer also to Item 1100(e) of
          Regulation AB.

Susan C. Block
September 25, 2006

     RESPONSE: Additional disclosure has been inserted in this section to provide the disclosure required in Item 1107(k)(2)-(4) of Regulation AB as to the issuing entity and the issuer trustee.

Ratings of the Notes, page 117

     62.  Please revise to confirm, if true, that the issued notes must be investment grade. Refer to Instruction I.B.5. of Form S-3. Please delete "unless specified otherwise in a prospectus supplement" or advise.

     RESPONSE: "Unless specified otherwise in a prospectus supplement" has been removed and this section now reads such that any class of notes offered by the prospectus must be investment grade.

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen
-------------------------------------
Paul A. Jorissen